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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)(1)

                                  ORAVAX, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                  68554 R 10 7
                                 (CUSIP Number)

                                 DR. JOHN BROWN
                                 CHIEF EXECUTIVE
                         PEPTIDE THERAPEUTICS GROUP PLC
                     321 CAMBRIDGE SCIENCE PARK, MILTON ROAD
                           CAMBRIDGE CB4 4WG, ENGLAND
                               011-44-1223-423-333

                                 with a copy to:

                              MICHAEL LYTTON, ESQ.
                               PALMER & DODGE LLP
                                ONE BEACON STREET
                                BOSTON, MA 02110
                                 (617) 573-0100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                                 JANUARY 4, 1999
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /__/

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)
-----------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  68554 R 10 7             13D                        Page 2 of 6 pages

1.       NAME OF REPORTING PERSON

                  Peptide Therapeutics Group PLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) /__/
                                                                       (b) /__/
                  Not Applicable

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

                  WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2 (d) OR 2 (e)                                      /__/

                  Not Applicable

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  England and Wales

                                      7.       SOLE VOTING POWER

         Number of                                      2,193,537(1)
         Shares
         Beneficially                 8.       SHARED VOTING POWER
         Owned By
         Each                                           0(2)
         Reporting
         Person                       9.       SOLE DISPOSITIVE POWER

                                                        2,193,537(1)

                                      10.      SHARED DISPOSITIVE POWER

                                                        0(2)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           2,193,537(1)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         /__/
                           Not Applicable

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.9%

14.      TYPE OF REPORTING PERSON

                  CO

----------------
1  See Items 3 and 4.
2  See Item 6.


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CUSIP No. 68554 R 107                 13D                      Page 3 of 6 Pages

1  See Items 3 and 4.
2  See Item 6.

1.       NAME OF REPORTING PERSON

                  Orange Acquisition Corp.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      /__/
                                                              (b)      /__/
                  Not Applicable

3.       SEC USE ONLY


4.       SOURCE OF FUNDS

                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2 (d) OR 2 (e)                               /__/

                  Not Applicable

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                                            7.       SOLE VOTING POWER
         Number of
         Shares                                               2,193,537(1)
         Beneficially
         Owned By                           8.       SHARED VOTING POWER
         Each
         Reporting                                                     0(2)
         Person
                                            9.       SOLE DISPOSITIVE POWER

                                                              2,193,537(1)

                                            10.      SHARED DISPOSITIVE POWER

                                                                       0(2)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                  2,193,537(1)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         /__/

                  Not Applicable

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.9%

14.      TYPE OF REPORTING PERSON

                  CO

----------------
1  See Items 3 and 4.
2  See Item 6.


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CUSIP No. 68554 R 107                 13D                      Page 4 of 6 Pages

         This Amendment No.1 amends and supplements the Statement on Schedule 13D (the "Original Statement") filed by Peptide Therapeutics Group PLC ("Peptide") and Orange Acquisition Corp. ("Orange Sub" and together with Peptide the "Purchaser") with the United States Securities and Exchange Commission on November 20, 1998. Except as set forth below, there are no changes to the information set forth in the Original Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Statement.

ITEM 4.       PURPOSE OF TRANSACTION.

         Item 4 is amended by replacing the third paragraph with the following paragraph:

         Simultaneous with the execution of the Merger Agreement, Purchaser purchased the 2,584 shares of Convertible Preferred Stock from third parties. The 2,584 shares represented approximately 95% of the outstanding Convertible Preferred Stock, which, on January 4, 1999, would have been convertible into 8,954,344 shares of OraVax Common Stock but for a restriction contained in the terms of the Convertible Preferred Stock that prohibits the conversion of any share of Convertible Preferred Stock if it would result in the holder becoming the beneficial owner of 10% or more of OraVax Common Stock. On January 4, 1999, the Purchaser converted 633 shares of Convertible Preferred Stock into 2,193,537 shares of OraVax Common Stock, which was 9.9% of the 21,953,040 shares of OraVax Common Stock outstanding after the conversion. Upon completion of the merger the shares of Convertible Preferred Stock held by Purchaser will be retired.

ITEM 5.       INTEREST IN SECURITIES OF ISSUER.

         Item 5 is amended by replacing the first and second paragraphs with the following paragraphs:

         (a) and (b) Orange Sub beneficially owns approximately 2,193,537 shares or 9.9% of the outstanding shares of OraVax Common Stock as of January 4, 1999. In addition, Orange Sub beneficially owns 1,951 shares of Convertible Preferred Stock which would be convertible into approximately 6,760,807 shares of OraVax Common Stock absent a restriction contained in the terms of the Convertible Preferred Stock that prohibits the conversion of any share of Convertible Preferred Stock if it would result in the holder becoming the beneficial owner of 10% or more of OraVax Common Stock.

         Peptide owns 100% of the capital stock of Orange Sub and as a result is deemed to have an indirect interest in and the power to direct the vote and disposition of 100% of the shares of OraVax Common Stock and Convertible Preferred Stock owned by Orange Sub. Pursuant to the terms of the Stockholder Voting Agreements (as described in Item 6 below), Peptide has the power to vote 1,247,999 additional shares of OraVax Common Stock with respect to the Merger.


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CUSIP No. 68554 R 107                 13D                      Page 5 of 6 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is amended by replacing the last sentence of the second paragraph with the following sentence:

Directors, executive officers and their associates having the right to vote in the aggregate 1,247,999 shares of OraVax Common Stock, or approximately 5.68% of the OraVax Common Stock outstanding as of January 4, 1999, (excluding shares that the stockholder has the right to acquire upon the exercise of stock options and shares issuable on exercise of the option), have executed the Stockholder Voting Agreements.



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CUSIP No. 68554 R 107                 13D                      Page 6 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned corporations certifies that the information set forth in this statement is true, complete and correct.



                                         January 8, 1999


                                         PEPTIDE THERAPEUTICS GROUP PLC


                                         By:  /s/ Gordon Cameron
                                            ---------------------------
                                              Gordon Cameron
                                              Finance Director


                                         ORANGE ACQUISITION CORP.


                                         By:  /s/ Gordon Cameron
                                            ---------------------------
                                              Gordon Cameron
                                              Treasurer